UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: May 24, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

In light of the COVID-19 impact, public companies will stop holding shareholders’ meetings from May 24 to June 30, 2021.

2021-05-20

According to the Financial Supervisory Commission (FSC), since the Central Epidemic Command Center (CECC) raised the epidemic alert to Level 2 on May 11, the FSC has supervised the Taiwan Depository & Clearing Corporation (TDCC) to look into public companies’ preparation of anti-epidemic measures for shareholders' meetings; the epidemic alert standard was raised to Level 3 in Taipei Metropolitan Area on May 15, and companies holding shareholders’ meetings were required to strengthen relevant anti-epidemic measures (e.g., real-name system, alternative venue and enhanced sterilization etc.); In addition, with CECC’s announcement on May 19 to raise the national epidemic alert to Level 3, further enhanced anti-epidemic measures were required as well. May and June are peak seasons for shareholders’ meetings, according to TDCC, there are 1,931 public companies expecting to hold shareholders’ meetings from May 24 to June 30.

FSC stated that, to prevent the clustering risk of convening “physical shareholders’ meetings”, after inter-departmental consultations and taking Legislative Yuan members’ recommendations into account, FSC announced that, in accordance with Article 7 of the “Special Regulations on Prevention of Severe and Special Infectious Pneumonia” and Articles 37.1.6 and 37.3 of the “Infectious Disease Prevention and Control Act”, and approved by CECC, all public companies (including listed companies, emerging companies and foreign companies listed in Taiwan) shall stop holding shareholders’ meetings from May 24 to June 30.

FSC has made an announcement “Relevant measures to postpone shareholders’ meetings in light of the epidemic”. Specific measures are as follows.

1.	The suspension period: public companies shall stop holding shareholders’ meetings from May 24 to June 30, 2021.

2.	Suspend the application of regulations requiring public companies convene shareholders’ meetings by the end of June, and relevant penalties: Articles 36.7 , 165.1, 36.7 and Article 178.1.2 of the “Securities Exchange Act”.

3.	The date and place of shareholders’ meetings after July shall be determined by the board of directors: the date of the shareholders’ meeting of each public company shall be postponed to July 1 to August 31, 2021. The date and place of shareholders’ meetings shall be determined by the board of directors’ resolution.

4.	Method of re-announcing and mailing the notice: public companies shall send postcards or simple mails to the shareholders in accordance with the original register of shareholders and make announcement on the Market Observation Post System (MOPS), 15 days prior to the date of the shareholders’ meeting.

5.	The preparing procedures for the original shareholders’ meeting shall be conducted in accordance with the original schedule until one day before the original meeting date, i.e. only the actual meeting date is postponed to July and/or August. Major preparing procedures are listed below:

(1)	The period of book closure is in accordance with the original regulations of the shareholders meeting, and no further extension is required.

(2)	The procedures for shareholders’ proposals and nomination of directors and supervisors shall be conducted in accordance with the original shareholders meeting schedule.

(3)	List of proxy forms shall be prepared by solicitor and proxy agent shall be delivered to the company or share agent 5 days prior to the original shareholders’ meeting.

(4)	The proxy form and the shareholders’ voting rights in written or electronic form shall be verified in accordance with the original shareholders’ meeting procedures.

(5)	The company or its share agent shall compile a statistical table to record the number of shares of shareholders attending in electronic form one day prior to the original shareholders meeting and make an announcement on the electronic voting platform.

6.	Matters to be announced on the date of the original shareholders’ meeting shall be processed on the actual convening date: The Company or its share agent shall compile a statistical table with the number of shares of shareholders attending in written or electronic form, and of solicitor and proxy agent. The table shall be clearly disclosed onsite on the actual convening date of the shareholders’ meeting.

7.	The relevant units will cooperate with the following matters:

(1)	Taiwan Stock Exchange Corporation (TWSE) and Taipei Exchange (TPEx) will forward the FSC announcement to public companies and guide public companies to process postponing matters of the shareholders’’ meetings in accordance with the announcement.

(2)	TWSE, TPEx and TDCC will announce public press release, and promptly prepare and publish Q&As on their official websites.

(3)	TDCC will set up the consultation window for shareholders’ meeting matters, offering consultation services to public companies and their agents.

FSC called on that, last year all companies, investors, and market participants successfully completed the shareholders’ meetings, however this year we are faced with epidemic situation in the peak season for the shareholders’ meeting – the prevention of epidemic requires everyone’s unity and cooperation. All participants in the capital market please cooperate in this difficult time and cooperate with the above announcement measures. Relevant epidemic prevention information can be browsed directly in the “Prevention measures for severe special infectious pneumonia (COVID-19) sector” of the website of Securities and Futures Bureau of FSC.

Contact: Securities Trading Division, Securities and Futures Bureau of FSC

Contact number: 2774-7310

If you have any questions, please write to the public opinion mailbox.